Allied Gold Mining PLC

Notice of 2012 Annual General Meeting

ALLIED GOLD MINING PLC

(Incorporated in England and Wales with registered number 7553802)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2012 Annual General Meeting of the Company will be held at BDO (Australia) Ltd, 38 Station Street, Subiaco, WA 6008, Australia on 20 June 2012 at 5.00 p.m. (Western Standard Time), with an audio-visual link to a satellite meeting place at BDO LLP, 55 Baker Street, London W1U 7EU, United Kingdom at 10.00 a.m (BST), for the following purposes:

Ordinary Resolutions

1 To receive the report of the Directors and the audited accounts of the Company for the year ended 31 December 2011 together with the report of the Auditors on those audited accounts;

2 To receive and approve the Directors' Remuneration Report for the year ended 31 December 2011;

3 To elect Mark Caruso, who retires in accordance with Article 77 of the Company's Articles of Association and who, being eligible, offers himself for election, as a Director;

4 To elect Frank Terranova, who retires in accordance with Article 77 of the Company's Articles of Association and who, being eligible, offers himself for election, as a Director;

5 To elect Sean Harvey, who retires in accordance with Article 77 of the Company's Articles of Association and who, being eligible, offers himself for election, as a Director;

6 To elect Montague House, who retires in accordance with Article 77 of the Company's Articles of Association and who, being eligible, offers himself for election, as a Director;

7 To elect Anthony Lowrie, who retires in accordance with Article 77 of the Company's Articles of Association and who, being eligible, offers himself for election, as a Director;

8 To appoint BDO LLP as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the meeting; and

9 To authorise the Directors to fix the remuneration of the Auditors.

Special Resolutions:

10 **THAT** the Directors be and they are hereby generally and unconditionally authorised, in accordance with section 551 Companies Act 2006 (**CA 2006**), to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company:

(a) up to an aggregate nominal amount of £6,810,614 (such amount to be reduced by the nominal amount of any equity securities (as defined in section 560 CA 2006) allotted or granted under paragraph (b) of this Resolution in excess of £6,810,614); and

(b) comprising equity securities (as defined in section 560 CA 2006) up to an aggregate nominal amount of £13,621,228 (such amount to be reduced by any shares allotted or rights granted under paragraph (a) of this Resolution) in connection with an offer by way of a rights issue:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities as required by the rights of those securities or as the Directors otherwise consider necessary,

and so that that Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements or securities represented by depositary receipts, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or the requirements of any regulatory body or stock exchange or any other matter.

The authorities conferred on the Directors under paragraphs (a) and (b) above shall expire at the conclusion of the next Annual General Meeting of the Company after the date of the passing of this Resolution or 30 June 2013, whichever is the earlier save that under each authority the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such an offer or agreement as if the relevant authority conferred hereby had not expired.

11 To consider and, if thought fit, to pass the following resolution as a special resolution:

THAT, subject to the passing of Resolution 10 above, the Directors be and they are hereby empowered, pursuant to section 570 and section 573 Companies Act 2006 (**CA 2006**), to allot equity securities (within the meaning of section 560 CA 2006) for cash either pursuant to the authority conferred by Resolution 10 or by way of a sale of treasury shares, as if section 561(1) CA 2006 did not apply to any such allotment, provided that this power:

(a) shall be limited to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under paragraph (b) of Resolution 10, by way of a rights issue only):

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities as required by the rights of those securities or as the Directors otherwise consider necessary,

and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with any treasury shares, fractional entitlements or securities represented by depositary receipts, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or the requirements of any regulatory body or stock exchange or any other matter; and

(b) in the case of the authority granted under paragraph (a) of Resolution 10 and/or in the case of any sale or transfer of treasury shares which is treated as an allotment of equity securities under section 560(3) CA 2006, shall be limited to the allotment (otherwise than under paragraph (a) of this Resolution 10) of equity securities up to an aggregate nominal amount of £1,021,592,

and shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution or 30 June 2013, whichever is the earlier save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

12 To consider and, if thought fit, to pass the following resolution as a special resolution:

THAT the Company be and is hereby generally and unconditionally authorised, for the purposes of section 701 Companies Act 2006 (**CA 2006**), to make market purchases (within the meaning of section 693(4) CA 2006) of ordinary shares of 10 pence each in the capital of the Company (**Ordinary Shares**) on such terms and in such manner as the Directors shall from time to time determine, provided that:

(a) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 20,431,841;

(b) the minimum price (exclusive of expenses) which may be paid for an Ordinary Share is 10 pence;

(c) the maximum price (exclusive of expenses) which may be paid for an Ordinary Share is the higher of (i) an amount equal to 105 per cent. of the average of the middle market quotations for an Ordinary Share (as derived from the London Stock Exchange Daily Official List) for the five business days immediately preceding the date on which that Ordinary Share is contracted to be purchased, and (ii) an amount equal to the higher of

the price of the last independent trade of an Ordinary Share and the highest current independent bid for an Ordinary Share as derived from the London Stock Exchange Trading System;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution or 20 December 2013 whichever is the earlier, unless previously revoked, varied or renewed by the Company in general meeting prior to such time; and

(e) the Company may at any time prior to the expiry of such authority enter into a contract or contracts under which a purchase of Ordinary Shares under such authority will or may be completed or executed wholly or partly after the expiration of such authority and the Company may purchase Ordinary Shares in pursuance of any such contract or contracts as if the authority conferred hereby had not expired.

13 To consider and, if thought fit, to pass the following resolution as a special resolution:

THAT in accordance with sections 366 and 367 of the Companies Act 2006 (**CA 2006**), the Company and all of the companies that are or become subsidiaries of the Company at any time during the period for which this Resolution is effective be and are hereby authorised:

(a) to make political donations to political parties and/or independent election candidates, as defined in sections 363 and 364 CA 2006, not exceeding £50,000 in total; and/or

(b) to make political donations to political organisations other than political parties, as defined in sections 363 and 364 CA 2006, not exceeding £50,000 in total; and/or

(c) to incur political expenditure, as defined in section 365 CA 2006, not exceeding £50,000 in total,

in each case during the period beginning with the date of the passing of this Resolution and ending at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution or, if earlier, 20 June 2013.

By Order of the Board,

2 May 2012

Peter Torre

Secretary

Registered office: 3 More London Riverside, London SE1 2AQ, United Kingdom

Notes:

1 For the convenience of our shareholders who are unable to travel to Perth, they may participate in the AGM from the UK via audio-visual link to a satellite meeting place at BDO LLP, 55 Baker Street, London W1U 7EU commencing at 10.00 a.m. (BST). While the majority of directors will be located in Perth, the company expects to have one or more of its directors and management at the London location for the meeting, and shareholders located in London will be able to participate fully in the meeting via the audio-visual link. Shareholders in each location will be able to see and hear the other location and will be able to ask questions. In the event of a technical failure of the audio-visual link, the AGM will still be a valid meeting.

2 A member is entitled to appoint one or more proxies to exercise all or any of the member's rights to attend, speak and vote at the meeting. A proxy need not be a member of the Company but must attend the meeting for the member's vote to be counted. If a member appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by the member.

3 A Form of Proxy is provided with this Notice for members. If a member wishes to appoint more than one proxy and so requires additional Forms of Proxy, the member should contact either Computershare Investor Services PLC (**Computershare UK**) on +44 (0)870 889 3185 or Computershare Investor Services Inc. (**Computershare Canada**) on +1 800 564 6253 (North America) or +1 514 982 7555 (International). Members on the Company's register of members in the United Kingdom should return the Form of Proxy and any power of attorney or other authority under which it is signed (or a notarially certified copy of such authority) to Computershare UK at The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom. Members on the Company's register of members in Canada should return the Form of Proxy and any power of attorney or other authority under which it is signed (or a notarially certified copy of such authority) to Computershare Canada at 100 University Avenue, 9th Floor North Tower, Toronto, Ontario M5J 2Y1, Canada. To be valid, the Form of Proxy and any power of attorney or other authority under which it is signed (or a notarially certified copy of such authority) must be received by post or (during normal business hours only) by hand by Computershare UK or Computershare Canada (as applicable) not less than 48 hours excluding any part of a day that is a Saturday, Sunday or Bank Holiday before the time of the holding of the meeting (or any adjournment thereof), that is to say, no later than 10.00 a.m. (BST) on 18 June 2012. Completion and return of the Form of Proxy will not preclude members from attending and voting at the meeting should they wish to do so. Amended instructions must also be received by Computershare UK or Computershare Canada (as applicable) by the deadline for receipt of Forms of Proxy.

4 Alternatively, members may register the appointment of a proxy for the meeting electronically, by accessing the website www.eproxyappointment.com where full details of the procedure are given. This website is operated by the Company's Registrars (as defined below). The proxy appointment and any power of attorney or other authority under which the proxy appointment is made must be received by the Company's Registrars not less than 48 hours excluding any part of a day that is a Saturday, Sunday or Bank Holiday before the time for holding the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used. Please note that any electronic communication sent to the Company or to the Company's Registrars that is found to contain a computer virus will not be accepted. The use of the internet service in connection with the AGM is governed by the Company's Registrars' conditions of use set out on the website www.computershare.com/investors, and may be read by logging on to that site. If you want to appoint more than one proxy electronically please contact either Computershare UK on +44 (0)870 889 3185, or Computershare Canada on +1 800 564 6253 (North America) or +1 514 982 7555 (International).

5 Holders of CHESS depositary interests (CDIs) traded on the Australian Securities Exchange will receive a Notice of Direction instead of a Form of Proxy. The Notice of Direction allows the CDI holder to direct the custodian of the CDI, CHESS Depositary Nominees Pty Ltd, to vote on their behalf at the AGM. Notices of Direction have been distributed to CDI holders with this document. CDI holders should complete the Notice of Direction in accordance with the instructions printed on it and return the Notice of Direction and any power of attorney or other authority under which it is signed (or a notarially certified copy of such authority) as soon as possible, by post or (during normal business hours only) by hand, to Computershare Investor Services Pty Limited (**Computershare Australia**, and together with Computershare UK and Computershare Canada, the **Company's Registrars**) at GPO Box 242, Melbourne, VIC 3001, Australia. To be valid the Notice of Direction must be received by Computershare Australia not later than 5.00p.m. (Western Standard Time) on 17 June 2012.

6 Any person receiving a copy of this Notice as a person nominated by a member to enjoy information rights under section 146 Companies Act 2006 (a **Nominated Person**) should note that the provisions in Notes 1-4 above concerning the appointment of a proxy or proxies to attend the meeting in place of a member, do not apply to a Nominated Person as only shareholders have the right to appoint a proxy. However, a Nominated Person may have a right under an agreement between the Nominated Person and the member by whom he or she was nominated to be appointed, or to have someone else appointed, as a proxy for the meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may have a right under such an agreement to give instructions to the member as to the exercise of voting rights at the meeting.

Nominated persons are reminded that their main point of contact in terms of their investment in the Company remains the member who nominated the Nominated Person to enjoy information rights (or, perhaps the custodian or broker who administers the investment on their behalf). Nominated Persons should continue to contact that member, custodian or broker (and not the Company) regarding any changes or queries relating to the Nominated Person's personal details and interest in the Company (including any administrative matter). The only exception to this is where the Company expressly requests a response from a Nominated Person.

7 The Company specifies that only those members registered on the register of members of the Company at 10.00 a.m. (BST) on 18 June 2012 (the **Specified Time**) (or, if the meeting is adjourned, 48 hours before the time of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. If the meeting is adjourned to a time not more than 48 hours after the Specified Time, that time will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

8 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

9 In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a **CREST Proxy Instruction**) must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy, or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 3RA50) by the latest time(s) for receipt of proxy appointments specified in Notes 2 and 3 above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

10 CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings (www.euroclear.com/CREST).

11 The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001 (as amended).

12 Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

13 Voting at the meeting on all resolutions will be conducted by way of a poll rather than a show of hands. The Company considers this to be a more transparent method of voting as member votes will be counted according to the number of shares held. As soon as practicable following the meeting, the results of the voting at the meeting and the number of proxy votes cast for and against and the number of votes actively withheld in respect of each of the resolutions proposed at the meeting will be announced via a Regulatory Information Service and also placed on the Company's website www.alliedgold.com.au

14 Under section 527 Companies Act 2006, members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

(a) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the meeting; or

(b) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 Companies Act 2006.

The Company may not require the members requesting any such website publication to pay its expenses in complying with sections 527 or 528 Companies Act 2006. Where the Company is required to place a statement on a website under section 527 Companies Act 2006, it must forward the statement to the Company's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the meeting includes any statement that the Company has been required under section 527 Companies Act 2006 to publish on a website.

15 Any member attending the meeting, including via the video link, has the right to ask questions. The Company must cause to be answered any question relating to the business being dealt with at the meeting put by a member attending the meeting. However, members should note that no answer need be given in the following circumstances:

(a) if to do so would interfere unduly with the preparation of the meeting or would involve a disclosure of confidential information;

(b) if the answer has already been given on a website in the form of an answer to a question; or

(c) if it is undesirable in the interests in the Company or the good order of the meeting that the question be answered.

16 As at 26 April 2012, being the last practicable business day prior to the printing of this Notice, the Company's issued capital consisted of 204,318,414 Ordinary Shares carrying one vote each. Therefore, the total voting rights in the Company as at 26 April 2012 are 204,318,414.

17 This Notice, together with information about the total numbers of shares in the Company in respect of which members are entitled to exercise voting rights at the meeting as at 26 April 2012, being the last practicable business day prior to the printing of this Notice and, if applicable, any members' statements, members' resolutions or members' matters of business received by the Company after the date of this Notice, will be available on the Company's website www.alliedgold.com.au.

18 Any electronic address provided either in this Notice or in any related documents (including the Form of Proxy or Notice of Direction) may not be used to communicate with the Company for any purposes other than those expressly stated.

19 Copies of any service agreements and letters of appointment between the Company and its Directors will be available for inspection at the registered office of the Company during usual business hours on any weekday (Saturdays, Sundays and Bank Holidays excluded) until the date of the AGM and also on the date and at the place of the AGM from 3.00 p.m. (Western Standard Time) until the conclusion of the AGM.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should seek your own advice from your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in Allied Gold Mining PLC (the Company), please forward this document, together with the accompanying documents, to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

Allied Gold Mining PLC is a "designated foreign Issuer" as such term is defined by the Canadian Securities Administrators in National Instrument 71 - 102 Continuous Disclosure and Other Exemptions Relating to Foreign Issuers. Allied Gold Mining PLC is subject to the foreign regulatory requirements of a foreign regulatory authority, namely, the Financial Services Authority of the United Kingdom and the London Stock Exchange. As such, the Company is exempt from certain requirements otherwise imposed on reporting issuers in Canada

ALLIED GOLD MINING PLC

(Registered in England and Wales No. 7553802)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF THE 2012 ANNUAL GENERAL MEETING AND A LETTER FROM YOUR CHAIRMAN ON THE BUSINESS TO BE CONDUCTED AT THAT MEETING, WHICH IS TO BE HELD ON 20 JUNE 2012 AT 5.00 P.M. (WESTERN STANDARD TIME) AT BDO (AUSTRALIA) LTD, 38 STATION STREET, SUBIACO, WA 6008, AUSTRALIA WITH AN AUDIO-VISUAL LINK TO A SATELLITE MEETING PLACE AT BDO LLP, 55 BAKER STREET, LONDON W1U 7EU, UNITED KINGDOM AT 10.00 A.M. (BST).

Whether or not you propose to attend the Annual General Meeting, please complete and submit the enclosed Form of Proxy or Notice of Direction in accordance with the instructions printed on it. The Form of Proxy must be completed, signed and returned so as to reach Computershare UK or Computershare Canada (as applicable) by no later than 10.00 a.m. (BST) on 18 June 2012. Alternatively, if you would prefer to register your proxy appointment and instructions electronically, please visit www.eproxyappointment.com. The Notice of Direction must be completed, signed and returned so as to reach Computershare Australia by no later than 5.00 p.m. (Western Standard Time) on 17 June 2012.

ALLIED GOLD MINING PLC

(Incorporated in England and Wales with registered number 7553802)

Directors:

Mark Caruso (Non-Executive Chairman)

Frank Terranova (Chief Executive Officer - Managing Director)

Sean Harvey (Senior Independent Non-Executive Director)

Montague House (Independent Non-Executive Director)

Anthony Lowrie (Independent Non-Executive Director)

Registered office:

3 More London Riverside
London SE1 2AQ
United Kingdom

2 May 2012

Dear Shareholder

Notice of Annual General Meeting of Allied Gold Mining PLC (the Company)

I am writing to inform you that the Annual General Meeting (**AGM**) of the Company will be held at 5.00 p.m. (Western Standard Time) on Wednesday, 20 June 2012 at BDO (Australia) Ltd, 38 Station Street, Subiaco, WA 6008, Australia with an audio-visual link to a satellite meeting place at BDO LLP, 55 Baker Street, London W1U 7EU, United Kingdom at 10.00 a.m. (BST). The formal notice of the AGM and resolutions to be proposed are set out on pages 1 to 10.

Ordinary Resolutions:

Annual report and accounts (Resolution 1)

The Directors are required to present to shareholders at the AGM the Annual Report and Accounts for the year ended 31 December 2011 together with the Directors' and Auditors' reports on the Annual Report and Accounts.

Directors' Remuneration Report (Resolution 2)

Shareholders will be asked to receive and approve the Directors' Remuneration Report for the year ended 31 December 2011. The Directors' Remuneration Report is set out in full in the Annual Report and Accounts, copies of which can be viewed on the Company's website at www.alliedgold.com.au and are available to shareholders on request.

Appointment of Directors (Resolutions 3 to 7)

The Company's Articles of Association provide that all newly appointed directors retire at the first Annual General Meeting following their appointment, and they may then be considered for election assuming they wish to stand for election. The Company was incorporated in March 2011 as part of the Allied Gold Group's listing on the London Stock Exchange, and therefore the 2012 AGM will be the Company's first Annual General Meeting. Accordingly, each of the Directors retires at the forthcoming AGM and is seeking election through separate resolutions number respectively 3 to 7. Each Director was, and continues to be, a director of Allied Gold Limited, the Group's holding company prior to the London listing.

Biographical details of each of the Directors standing for election appear on pages 19 to 20 of the Annual Report and Accounts. The Board has determined that, in its judgement, all of the non−executive directors being proposed for re−election are independent in character and judgement and there are no relationships or circumstances which are likely to affect, or could appear to affect, their judgement. Therefore each of the non-executive directors being proposed for re-election meet the independence criteria prescribed in the UK Corporate Governance Code (**Code**), other than the non-executive chairman Mark Caruso who does not meet the independence criteria prescribed in the Code.

Frank Terranova is standing for election as an Executive Director following his appointment as an Executive Director of Allied Gold Mining PLC on 27 April 2011 and subsequently assuming the role of Chief Executive Officer on 1 July 2011. He has a service contract with the Company terminable by not less than 8 week's written notice.

Mark Caruso is standing for election as a Non-Executive Director following his appointment as Executive Chairman of Allied Gold Mining PLC on 27 April 2011 and subsequently assuming the role of Non-Executive Chairman on 1 July 2011. Mr Caruso does not have a service contract with the Company and his appointment may be terminated without notice, subject to the provisions of the Companies Act 2006 and the Company's Articles of Association.

Sean Harvey is standing for election as a Non-Executive Director following his appointment on 25 May 2011. Mr Harvey does not have a service contract with the Company and his appointment may be terminated without notice, subject to the provisions of the Companies Act 2006 and the Company's Articles of Association.

Montague House is standing for election as a Non-Executive Director following his appointment on 25 May 2011. Mr House does not have a service contract with the Company and his appointment may be terminated without notice, subject to the provisions of the Companies Act 2006 and the Company's Articles of Association.

Anthony Lowrie is standing for election as a Non-Executive Director following his appointment on 25 May 2011. Mr Lowrie does not have a service contract with the Company and his appointment may be terminated without notice, subject to the provisions of the Companies Act 2006 and the Company's Articles of Association.

During the year, the Board completed an annual performance evaluation of its performance and that of its Committees and individual Directors. Following that evaluation, the Chairman is satisfied that the performance of each Director continues to be effective and valuable and that each Director continues to demonstrate commitment to the role. More information about these matters can be found in the Board Performance section of the Corporate Governance Report in the Company's Annual Report and Accounts 2012.

Auditors (Resolutions 8 and 9)

The Company is required at each general meeting at which accounts are presented to appoint auditors to hold office until the next such meeting. BDO LLP have indicated their willingness to remain in office. Accordingly, Resolution 8 appoints BDO LLP as auditors to the Company and Resolution 9 authorises the Directors to fix their remuneration.

Special Resolutions:

Authority of Directors to allot shares (Resolution 10)

The authority given to the Directors to allot further shares in the capital of the Company requires the prior authorisation of the shareholders in general meeting under section 551 Companies Act 2006. Upon the passing of Resolution 10, the Directors will have authority (pursuant to paragraph (a) of the Resolution) to allot shares up to an aggregate nominal amount of £6,810,614 which is approximately one-third of the Company's current issued ordinary share capital as at 26 April 2012, being the last practicable business day before the publication of this Notice. This authority will expire immediately following the next AGM or on 30 June 2013, whichever is the earlier.

In addition, in accordance with guidance from the Association of British Insurers (**ABI**) on the expectations of institutional investors in relation to the authority of directors to allot shares, upon the passing of Resolution 10, the Directors will have authority (pursuant to paragraph (b) of the Resolution) to allot ordinary shares in connection with a rights issue in favour of ordinary shareholders up to an aggregate nominal amount of £13,621,228, as reduced by the nominal amount of any shares issued under paragraph (a) of Resolution 10. This amount (before any reduction) represents approximately two-thirds of the Company's current issued ordinary share capital as at 26 April 2012, being the last practicable business day before the publication of this Notice. This authority will also expire immediately following the next AGM or on 30 June 2013, whichever is the earlier.

As a result, if Resolution 10 is passed, the Directors could allot shares representing up to two-thirds of the current issued share capital pursuant to a rights issue. However, if the Directors do conduct a rights issue and the aggregate actual usage of the authorities granted by Resolution 10 exceeds one-third of the nominal value of the issued ordinary share capital of the Company and the monetary proceeds from the rights issue exceed one-third of the Company's pre-issue market capitalisation, then, in accordance with the ABI's guidance, all Directors wishing to remain in office will offer themselves for re-election at the AGM following the decision to make the rights issue.

The Directors will continue to seek to renew these authorities at each AGM, in accordance with current best practice. The Directors have no present intention of exercising either of the authorities sought under this Resolution except under paragraph (a), in connection with the Company's obligations under its executive and employee share schemes.

Disapplication of pre-emption rights (Resolution 11)

If the Directors wish to exercise the authority under Resolution 10 and offer shares (or sell any shares which the Company may purchase and elect to hold as treasury shares) for cash, the Companies Act 2006 requires that unless shareholders have given specific authority for the waiver of their statutory pre-emption rights, the new shares must be offered first to existing shareholders in proportion to their existing shareholdings. In certain circumstances, it may be in the best interests of the Company to allot new shares (or to grant rights over shares) for cash without first offering them to existing shareholders in proportion to their holdings.

Resolution 11 would authorise the Directors to do this by allowing the Directors to allot shares for cash (i) by way of a rights issue (subject to certain exclusions), (ii) by way of an open offer or other offer of securities (not being a rights issue) in favour of existing shareholders in proportion to their shareholdings (subject to certain exclusions) and (iii) to persons other than existing shareholders up to an aggregate nominal value of £1,021,592 which is equivalent to approximately 5 per cent of the issued ordinary share capital of the Company on 26 April 2012, being the last practicable business day prior to the printing of this Notice. The Resolution also applies to the sale and re-issue of Ordinary Shares held as treasury shares by the Company.

If given, the authority will expire at the conclusion of the next AGM in 2013 or on 30 June 2013, whichever is the earlier. The Directors intend to renew such power at successive AGMs in accordance with current best practice.

The Directors have no present intention of exercising this authority, except in connection with the Company's employee option scheme, but they consider its grant to be appropriate in order to preserve maximum flexibility for the future. In accordance with the Pre-Emption Group's Statement of Principles regarding cumulative usage of authorities, the Directors do not intend to issue more than 7.5 per cent of the issued ordinary share capital (excluding treasury shares) of the Company for cash on a non pre-emptive basis in any rolling three year period without prior consultation with shareholders.

As at 26 April 2012 being the last practicable business day before the publication of this Notice, the Company held no equity securities in treasury.

Authority for the Company to purchase its own shares (Resolution 12)

This Resolution is to authorise the Company to buy back up to 20,431,841 Ordinary Shares. The authority will expire at the conclusion of the next AGM or, if earlier, 18 months following the Resolution being passed. The Board intends to seek renewal of this power at subsequent AGMs in accordance with current best practice.

The Resolution specifies the maximum number of Ordinary Shares which may be purchased (representing 10 per cent of the Company's issued ordinary share capital as at 26 April 2012) and the maximum and minimum prices at which they may be bought, exclusive of expenses, reflecting the requirements of the Companies Act 2006 and the Listing Rules.

The Directors have no present intention of exercising this power and the granting of this authority should not be taken to imply that any Ordinary Shares will be purchased. No purchase of Ordinary Shares will be made unless it is expected that the effect will be to increase earnings per share and the Directors consider it to be in the best interests of all shareholders. The Directors would only authorise such purchases after careful consideration, taking account of other investment opportunities, appropriate gearing levels, the effect on earnings per share and the overall financial position of the Allied Gold Group.

Under the Companies Act 2006, the Company is allowed to hold its own shares in treasury following a buy back, instead of having to cancel them. This gives the Company the ability to re-issue treasury shares quickly and cost-effectively (including pursuant to the authority under Resolution 11 above) and provides the Company with additional flexibility in the management of its capital base. Such shares may be resold for cash but all rights attaching to them, including voting rights and any right to receive dividends are suspended whilst they are held in treasury. If the Board exercises the authority conferred by Resolution 12, the Company will have the option of either holding in treasury or of cancelling any of its own shares purchased pursuant to this authority and will decide at the time of purchase which option to pursue.

The total number of options to subscribe for shares outstanding at 26 April 2012, the last practicable business day before the publication of this Notice, was 5,195,830. This represents 2.54 per cent of the issued share capital at that date. If the Company was to buy back the maximum number of Ordinary Shares permitted pursuant to this Resolution, then the total number of options to subscribe for Ordinary Shares outstanding at 26 April 2012 would represent 2.83 per cent of the reduced issued share capital.

Political donations (Resolution 13)

Part 14 of the Companies Act 2006 (the **Act**) contains restrictions on companies making donations or incurring expenditure in relation to political organisations. It is not the policy of the Company to make donations to political parties and the directors have no intention of changing that policy.

However, it is possible that normal business activities, which might not be thought to be political expenditure in the usual sense, could be caught by the Act. For example, activities such as communicating with Government and political parties at local, national and European level, expenditure on organisations concerned with policy review, law reform and representation of the business community and making provisions for employees to take time off work to campaign for and hold public office could fall within the definition of EU political expenditure. In view of this broad wording and the Board's wishes to avoid any inadvertent infringement of the Act it is seeking the authority for the Company and any wholly-owned subsidiary company to incur total annual expenditure for such purposes of £50,000 until the earlier of the conclusion of the 2013 AGM and

20 June 2013. This authority will not be used to make political donations as they are normally understood, including contributions towards any general political party expenses or in connection with general election campaigns.

It is the intention that the Company will seek to renew this authority, if appropriate, at each subsequent AGM.

Action to be taken

Holders of Ordinary Shares will find enclosed a Form of Proxy for use at the AGM. Please complete, sign and return the enclosed form as soon as possible in accordance with the instructions printed thereon, whether or not you intend to be present at the AGM. Members on the Company's register of members in the United Kingdom should return the Form of Proxy to Computershare UK at The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom. Members on the Company's register of members in Canada should return the Form of Proxy to Computershare Canada at 100 University Avenue, 9th Floor North Tower, Toronto, Ontario M5J 2Y1, Canada. To be valid, the Form of Proxy must be received by post or (during normal business hours only) by hand by Computershare UK or Computershare Canada (as applicable) not less than 48 hours excluding any part of a day that is a Saturday, Sunday or Bank Holiday before the time of the holding of the meeting (or any adjournment thereof), that is to say, no later than 10.00 a.m. (BST) on 18 June 2012. Alternatively, you may prefer to register the appointment of a proxy for the meeting electronically. If so, please access the website www.eproxyappointment.com which is operated by the Company's Registrars, where full details of the procedure are given. The proxy appointment and instructions must be received electronically by the Company's Registrars not less than 48 hours excluding any part of a day that is a Saturday, Sunday or Bank Holiday before the time appointed for holding the AGM, that is to say, no later than 10.00 a.m. (BST) on 18 June 2012.

Holders of CDIs will find enclosed a Notice of Direction instead of a Form of Proxy. Please complete, sign and return the enclosed Notice of Direction as soon as possible in accordance with the instructions printed thereon, whether or not you intend to be present at the AGM. Notices of Direction should be returned so as to be received by Computershare Australia at GPO Box 242, Melbourne, VIC 3001, Australia as soon as possible and in any event no later than 5.00p.m. (Western Standard Time) on 17 June 2012.

Recommendation

Your Directors consider that all the Resolutions to be put to the meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders to vote in favour of all the Resolutions, as they intend to do in respect of their own beneficial holdings.

Yours sincerely

Mark Caruso

Chairman